UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May, 2025.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

On May 16, 2025, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), entered into an At The Market Offering Agreement (the “Offering Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”). Pursuant to the Offering Agreement, the Company may offer and sell, from time to time, Class A ordinary shares with a nominal value of $0.0001 each (“Class A Ordinary Shares”) through or to Wainwright as the Company’s sales agent or as principal, subject to the terms and conditions set forth in the Offering Agreement. Wainwright will use commercially reasonable efforts consistent with its normal trading and sales practices to sell Class A Ordinary Shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a placement notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the Offering Agreement generally, Wainwright may sell Class A Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

The offer and sale of Class A Ordinary Shares will be made pursuant to the Company’s shelf registration statement on Form F-3, which was declared effective by the Securities and Exchange Commission (“SEC”) on May 13, 2022 (File No. 333-264714) (the “Registration Statement”), the prospectus contained in the Registration Statement (the “Prospectus”), and the prospectus supplements filed with respect to the Prospectus pursuant to Rule 424(b) under the Securities Act. On May 16, 2025, the Company filed a prospectus supplement with respect to the Prospectus pursuant to Rule 424(b) under the Securities Act relating to the offer and sale of Class A Ordinary Shares under the Offering Agreement having a maximum aggregate offering price of $2,064,262. The Company is not obligated to make any sales of Class A Ordinary Shares under the Offering Agreement and no assurance can be given that the Company will sell any Class A Ordinary Shares under the Offering Agreement, or, if the Company does, as to the price or amount of Class A Ordinary Shares that the Company will sell, or the dates on which any such sales will take place.

The Company or Wainwright may suspend the offering of Class A Ordinary Shares under the Offering Agreement. The Company may terminate the Offering Agreement at any time upon ten business days’ prior notice. Wainwright may terminate the Offering Agreement at any time.

The Company will pay Wainwright a cash commission equal to 3.0% of the gross proceeds from each sale of shares of common stock sold pursuant to the Offering Agreement, and will reimburse Wainwright for certain specified expenses, including the documented fees and costs of its legal counsel reasonably incurred in connection with entering into the transactions contemplated by the Offering Agreement in an amount up to $60,000 and up to $5,000 per due diligence update session.

The Company made certain customary representations, warranties and covenants in the Offering Agreement concerning the Company and the Registration Statement, Prospectus, prospectus supplements and other documents and filings relating to the offering of the Class A Ordinary Shares. In addition, the Company has agreed to indemnify Wainwright against certain liabilities, including liabilities under the Securities Act.

Except as otherwise disclosed above, there have been no material relationships between Wainwright and the Company or any of the Company’s affiliates.

The Offering Agreement is filed as Exhibit 10.1 to this Report on Form 6-K, and the description above is qualified in its entirety by reference to the full text of such exhibit. A copy of the legal opinion as to the legality of the $2,064,262 of Class A Ordinary Shares issuable under the Sales Agreement and covered by the prospectus supplement that was filed on May 16, 2025, is filed as Exhibit 5.1 attached hereto.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-251990, 333-264714 and 333-276880) and Form S-8 (File No. 333-258543) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
5.1	Opinion of Arthur Cox LLP
10.1	At The Market Offering Agreement, dated as of May 16, 2025, between Fusion Fuel Green PLC and H.C. Wainwright & Co., LLC
23.1	Consent of Arthur Cox LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: May 16, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer

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